Filed Pursuant to Rule 433
Registration Statement No. 333-223208

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

Autocallable Market-Linked Step Up Notes Linked to a Basket of Three Financial Sector Stocks

Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	An approximately equally weighted basket of three financial sector stocks comprised of the common stock of each of Citigroup Inc. (NYSE symbol: “C”), JPMorgan Chase & Co. (NYSE symbol: “JPM”) and Morgan Stanley (NYSE symbol: “MS”) (each, a “Basket Stock”).
Automatic Call	The notes will be called automatically if the value of the Market Measure on any Observation Date is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amounts (per Unit)	[$11.30 to $11.40] if called on the first Observation Date, and [$12.60 to $12.80] if called on the final Observation Date, each to be determined on the pricing date
• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment
Payout Profile at Maturity	• If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure
• 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk
Step Up Value	145% of the Starting Value
Step Up Payment	$4.50 per unit, a 45% return over the principal amount
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465921000852/tm2039072d48_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	If your notes are not called prior to maturity, depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
•	If the notes are called, your investment return is limited to the return represented by the applicable Call Premium.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	Changes in the prices of the Basket Stocks may offset each other.
•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.
•	We do not control any company included in the Basket and have not verified any disclosure made by any such company. The companies included in the Basket will have no obligations relating to the notes.
•	The payment on the notes will not be adjusted for all corporate events that could affect the Basket Stocks.
•	The Basket is concentrated in the financial sector and an investment in the notes involves certain risks associated with an investment in companies in the financial sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below assume that the notes are not called on any Observation Date and reflect the hypothetical return on the notes at maturity, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-25.00%	$7.50	-25.00%
-20.00%	$8.00	-20.00%
-15.00%	$8.50	-15.00%
-10.00%	$9.00	-10.00%
-5.00%	$9.50	-5.00%
0.00%(1)	$14.50(2)	45.00%
5.00%	$14.50	45.00%
10.00%	$14.50	45.00%
20.00%	$14.50	45.00%
30.00%	$14.50	45.00%
40.00%	$14.50	45.00%
45.00%(3)	$14.50	45.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This amount represents the sum of the principal amount and the Step Up Payment of $4.50.
(3)	This hypothetical percentage change corresponds to the Step Up Value.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.